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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **December, 2006**

Commission File Number **29606**

SHARPE RESOURCES CORPORATION
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes X   No
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- 4009.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Royal Standard Minerals Inc.
	(Registrant)
Date:___December 29, 2006_____	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (05-06)

NOTICE TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED
MARCH 31, 2006

SHARPE RESOURCES CORPORATION

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for Sharpe Resources Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2005 audited consolidated financial statements. Only changes in accounting information have been disclosed in these consolidated financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Corporation is responsible for both the integrity and objectivity of the consolidated financial statements, management is satisfied that these consolidated financial statements have been fairly presented.

Auditors' involvement

The auditors of Sharpe Resources Corporation have not performed a review of the unaudited consolidated financial statements for the three months ended March 31, 2006 and March 31, 2005.

(Going concern - Note 1)

SHARPE RESOURCES CORPORATION

Consolidated Balance Sheets (Prepared by Management)

(Expressed in United States Dollars)

		March 31, 2006 (Unaudited)		December 31, 2005 (Audited)
Assets				
Current assets				
Cash	$	529,027	$	339,570
Due from related parties		21,547		21,547
		550,574		361,117
Option to acquire mineral property		78,125		78,125
	$	628,699	$	439,242
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$	59,963	$	82,896
Due to related parties		156,129		156,129
Loan claims		587,369		587,369
		803,461		826,394
Capital stock and deficit				
Share capital (Note 2)		11,174,108		10,999,986
Warrants (Note 4)		204,408		-
Contributed surplus (Note 3)		33,144		33,144
Deficit		(11,586,422)		(11,420,282)
		(174,762)		(387,152)
	$	628,699	$	439,242

(Going concern - Note 1)

SHARPE RESOURCES CORPORATION

Consolidated Statements of Operations and Deficit (Prepared by Management)

(Expressed in United States Dollars)

(Unaudited)

| | Three Months Ended March 31, | |
	2006	2005
Petroleum and natural gas revenue	$ 5,911	$ -
Operating and administrative expenses		
Operating	1,268	14,992
General and administrative	164,399	6,365
Interest on advance	510	-
Interest on loan claims	5,874	6,645
	172,051	28,002
Loss for the period	(166,140)	(28,002)
DEFICIT, beginning of period	(11,420,282)	(11,709,520)
DEFICIT, end of period	$ (11,586,422)	$ (11,737,522)

(Going concern - Note 1)

SHARPE RESOURCES CORPORATION

Consolidated Statements of Cash Flows (Prepared by Management)

(Expressed in United States Dollars)

(Unaudited)

		Three Months Ended March 31,		
		2006		2005
Cash provided by (used in)				
OPERATING ACTIVITIES				
Loss for the period	$	(166,140)	$	(28,002)
Changes in non-cash working capital		(22,933)		13,977
		(189,073)		(14,025)
FINANCING ACTIVITIES				
Common shares issued on private placement		378,530		-
Change in cash		189,457		(14,025)
Cash, beginning of period		339,570		34,557
Cash, end of period	$	529,027	$	20,532

(Going concern - Note 1)

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Prepared by Management)

(Expressed in United States Dollars)

Three Months Ended March 31, 2006

(Unaudited)

1.   NATURE OF OPERATIONS, ACCOUNTING POLICIES AND GOING CONCERN

Sharpe Resources Corporation (the "Corporation" or "Sharpe") is a publicly held company, engaged primarily in the exploration for production of petroleum and natural gas properties through its wholly-owned subsidiary, Sharpe Energy Company ("Sharpe Energy"), in a single cost centre being the United States. The Corporation is continued under the New Brunswick Business Corporation Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

In August 1999, Sharpe Energy was forced to voluntarily seek Chapter 11 reorganization under the United States Bankruptcy Code and on March 27, 2000, Sharpe Energy's second plan of reorganization ("the Chapter 11 Plan") was confirmed under which the Corporation recorded a gain on settlement of debt of $1,313,900 in 2000. At March 31, 2006 and December 31, 2005 the Corporation still has outstanding debt under the Chapter 11 Plan, the details of which are described in Note 3 of the audited December 31, 2005 consolidated financial statements.

As of September 15, 2004, the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western US. Sharpe has purchased an option (the "Option ") from Royal Standard Minerals Inc. ("RSM") to acquire a 60% interest in RSM 's gold project located in Lyon County, Nevada (the "Project "), in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of CDN $100,000 (US $78,125). To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

RSM and the Corporation are related parties under common management and have common directors.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These consolidated financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Corporation be unable to continue in business.

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 2006 may not necessarily be indicative of the results that may be expected for the year ending December 31, 2006.

The consolidated balance sheet at December 31, 2005 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete consolidated financial statements. The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Corporation's annual consolidated financial statements for the year ended December 31, 2005. For further information, refer to the consolidated financial statements and notes thereto included in the Corporation's annual consolidated financial statements for the year ended December 31, 2005.

(Going concern - Note 1)

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Prepared by Management)

(Expressed in United States Dollars)

Three Months Ended March 31, 2006

(Unaudited)

1.   NATURE OF OPERATIONS, ACCOUNTING POLICIES AND GOING CONCERN (continued)

New accounting pronouncement
In January 2005, the Canadian Institute of Chartered Accountants issued four new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, Handbook Section 3855, Financial Instruments – Recognition and Measurement and Handbook Section 3865, Hedges. These standards are effective for interim and annual financial statements for the Corporation's fiscal years beginning January 1, 2007.

2.   SHARE CAPITAL

(a) Authorized
Unlimited common shares without par value

(b) Issued and outstanding

	Shares		Amount
Balance, December 31, 2005	35,184,803	$	10,999,986
Shares issued on private placement (1)	8,796,200		378,530
Warrant valuation (1)	-		(204,408)
Balance, March 31, 2006	43,981,003	$	11,174,108

(1) On January 24, 2006, the Corporation completed a private placement of 8,796,200 units of the Corporation at $0.05 per unit for gross proceeds of $378,530 (CDN $439,810). Each unit consisted of one common share of the Corporation and one common share purchase warrant. Each warrant is exercisable for one year from closing at $0.10 per share. The subscribers under the private placement are directors of the Corporation.

The warrants were valued using the Black-Scholes option pricing model where the value was determined to be $204,408 (CDN $237,497). The following assumptions were used: dividend yield, 0%, risk-free interest rate, 3.83%, expected volatility, 190% and an expected life of 1 year.

The units are subject to a hold period which expires May 25, 2006.

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Prepared by Management)

(Expressed in United States Dollars)

Three Months Ended March 31, 2006

(Unaudited)

3.   STOCK OPTIONS

	Number of Options	Weighted Average Exercise price (CDN)
Balance at December 31, 2005 and March 31, 2006	3,511,000	$ 0.10

A summary of the stock options outstanding is as follows:

Black-Scholes Value ($)	Number of options	Exercise Price Cdn ($)	Expiry Date
nil	600,000	0.10	May 8, 2007
nil	1,000,000	0.10	May 13, 2007
17,660	1,431,000	0.10	May 8, 2008
15,484	480,000	0.10	May 16, 2010
33,144	3,511,000		

No stock options were granted during the period.

4.   WARRANTS

As of March 31, 2006, the Corporation had the following warrants outstanding.

Black-Scholes Value ($)	Number of Warrants	Exercise Price Cdn ($)	Expiry Date
204,408	8,796,200	0.10	January 24, 2007

5.   SEGMENTED INFORMATION

The Corporation has one reportable business segment. Substantially all of the Corporation's assets are located in the United States except for small balances held in Canadian banks. The Corporation's operations in Canada consist of general and administrative expenses necessary to maintain the Corporation's public company status.

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Prepared by Management)

(Expressed in United States Dollars)

Three Months Ended March 31, 2006

(Unaudited)

6.   INCOME TAXES

Estimated taxable income for the period ended is $nil. Based on the level of historical taxable income, it cannot be reasonably estimated at this time if it is more likely than not that the Corporation will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery of loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Corporation's actual losses for tax purposes, refer to the December 31, 2005 audited consolidated financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these consolidated financial statements.

7.   BASIC AND DILUTED LOSS PER SHARE

The loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants. The conversion of stock options and warrants was not included in the calculation because their inclusion would be anti-dilutive.

The following table sets out the computation for basic and diluted loss per share:

Three months ended March 31,		2006		2005
Numerator:				
Loss for the period	$	(166,140)	$	(28,002)
Denominator:				
Weighted average number of common shares outstanding		41,546,986		35,184,803
Basic and loss per share	$	0.00	$	0.00

8.   RELATED PARTY TRANSACTION

General and administrative includes a management fee of $154,000 paid to a current director and officer of the Company.

This transaction was in the normal course of operations and was measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

(Going concern - Note 1)